SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2014

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 520-350, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On December 30, 2014, Korea Electric Power Corporation (“KEPCO”) completed the sales of 49 properties (including residential properties, storage spaces, and substation lots that are located in Korea) which are not directly related to its operations for an aggregate sale price of approximately Won 55.9 billion, representing 0.04% of its total assets as of December 31, 2013. The counterparties include, among others, Hanguk Housing Construction Co. Ltd.

The foregoing sales reflect KEPCO’s plans to improve its financial soundness through debt reduction and enhance its management efficiency, selling noncore properties that have no direct relations to electricity facilities. Given that sales of these properties are subject to a number of restrictions arising from the public nature of KEPCO’s business as an electricity utility provider and in consideration of prevailing conditions of the Korean real estate market, KEPCO has entered into multiple sales arrangements over time after full and careful consideration of all relevant factors.

For further details on relating to above-mentioned topics, see Form 6-K furnished to the Securities and Exchange Commission on August 21, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ko, Weon-Gun
Name:	Ko, Weon-Gun
Title:	Vice President

Date: December 31, 2014